Exhibit 99.3

Healthpeak®



Discussion and Reconciliation of Non-GAAP Financial Measures

December 31, 2025

(Unaudited)

Adjusted Fixed Charge Coverage Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO") AFFO is defined as FFO as Adjusted after excluding the impact of the following: (i) stock-based compensation amortization expense, (ii) amortization of deferred financing costs and debt discounts (premiums), (iii) straight-line rents, (iv) deferred income taxes, (v) amortization of above (below) market lease intangibles, net, (vi) non-refundable entrance fees collected in excess of (less than) the related amortization, and (vii) other AFFO adjustments, which include: (a) lease incentive amortization (reduction of straight-line rents), (b) actuarial reserves for insurance claims that have been incurred but not reported, and (c) amortization of deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, AFFO is computed after deducting recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements ("AFFO capital expenditures"). All adjustments are reflective of our pro rata share of both our consolidated and unconsolidated joint ventures (reported in "other AFFO adjustments"). We reflect our share of AFFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our AFFO to remove the third-party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. See "Nareit FFO" below for further disclosures regarding our use of pro rata share information and its limitations. We believe AFFO is an alternative run-rate performance measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods, and (iii) results among REITs more meaningful. AFFO does not represent cash generated from operating activities determined in accordance with GAAP and is not indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, and (iv) restructuring and severance-related charges. Furthermore, AFFO is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. Other REITs or real estate companies may use different methodologies for calculating AFFO, and accordingly, our AFFO may not be comparable to those reported by other REITs. Management believes AFFO provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT, and by presenting AFFO, we are assisting these parties in their evaluation. AFFO is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP and should only be considered together with and as a supplement to our financial information prepared in accordance with GAAP.

Adjusted Net Operating Income ("NOI") Adjusted NOI is a non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measure used to evaluate the operating performance of real estate. Adjusted NOI represents real estate revenues (inclusive of rental and related revenues, resident fees and services, and government grant income and exclusive of interest income), less property level operating expenses; Adjusted NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, termination fees, operator transition costs, and actuarial reserves for insurance claims that have been incurred but not reported. Adjusted NOI is calculated as Adjusted NOI from consolidated properties, plus our share of Adjusted NOI from unconsolidated joint ventures (calculated by applying our actual ownership percentage for the period), less noncontrolling interests' share of Adjusted NOI from consolidated joint ventures (calculated by applying our actual ownership percentage for the period). We utilize our share of Adjusted NOI in assessing our performance as we have various joint ventures that contribute to our performance. Our share of Adjusted NOI should not be considered a substitute for, and should only be considered together with and as a supplement to, our financial information presented in accordance with GAAP.

Adjusted NOI is oftentimes referred to as "Cash NOI." Management believes Adjusted NOI is an important supplemental measure because it provides relevant and useful information by reflecting only income and operating expense items that are incurred at the property level and presents them on an unlevered basis. We use Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our Merger-Combined Same-Store ("Merger-Combined SS") performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to Adjusted NOI. Adjusted NOI should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items. Further, our definition of Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating Adjusted NOI.

Operating expenses generally relate to leased outpatient medical and lab buildings, as well as senior housing facilities. We generally recover all or a portion of our leased outpatient medical and lab property expenses through tenant recoveries, which are recognized within rental and related revenues.

Consolidated Debt The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.

Development Includes ground-up construction. Newly completed developments are considered fully operating once the property is placed in service.



EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction and merger-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and non-refundable entrance fees collected in excess of (less than) the related amortization, adjusted to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability to service our debt obligations. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDAre and Adjusted EBITDAre.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees Certain of our Life Plan communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted *Nareit FFO.* Funds from Operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts ("Nareit"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate or land held for development, plus real estate-related depreciation and amortization, and adjustments to compute our share of Nareit FFO from joint ventures. Adjustments for joint ventures are calculated to reflect our pro rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of Nareit FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our Nareit FFO to remove the third-party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro rata presentations of reconciling items included in Nareit FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.



We believe Nareit FFO applicable to common shares and diluted Nareit FFO applicable to common shares are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term Nareit FFO was designed by the REIT industry to address this issue.

Nareit FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute Nareit FFO in accordance with the current Nareit definition; however, other REITs may report Nareit FFO differently or have a different interpretation of the current Nareit definition from ours. For a reconciliation of net income (loss) to Nareit FFO and other relevant disclosures, refer to "Non-GAAP Financial Measures Reconciliations" below.

FFO as Adjusted. In addition, we present Nareit FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction, merger, and restructuring-related costs, other impairments (recoveries) and other losses (gains), prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), deferred tax asset valuation allowances, and changes in tax legislation ("FFO as Adjusted"). These adjustments are net of tax, when applicable, and are reflective of our share of our joint ventures. Adjustments for joint ventures are calculated to reflect our pro rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of FFO as Adjusted for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our FFO as Adjusted to remove the third-party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. See "Nareit FFO" above for further disclosures regarding our use of pro rata share information and its limitations. Transaction, merger, and restructuring-related costs include expenses incurred as a result of mergers, acquisitions, operator transitions, severance, and other investment pursuit costs. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Other impairments (recoveries) and other losses (gains) include interest income associated with early and partial repayments of loans receivable and other losses or gains associated with non-depreciable assets including goodwill and loans receivable. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. At the same time that Nareit created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the Nareit defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general, and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment include land held for development.

Life Plan Community ("Life Plan") A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Merger-Combined Same-Store ("SS") Merger-Combined Same-Store Cash (Adjusted) NOI includes legacy Physicians Realty Trust properties that met the same-store criteria as if they were owned by the Company for the full analysis period. This information allows our investors, analysts, and Company management to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Merger-Combined Same-Store Adjusted NOI (see Cash (Adjusted) NOI definitions above for further discussion regarding our use of pro-rata share information and its limitations). Properties are included in Merger-Combined Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Merger-Combined Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event or planned operator transition that significantly impacts operations, or a significant tenant relocates from a Merger-Combined Same-Store property to a Merger-Combined non Same-Store property and that change results in a corresponding increase in revenue. We do not report Merger-Combined Same-Store metrics for our other non-reportable segments.

Management believes that continued reporting of the same-store portfolio for only pre-merger Healthpeak Properties, Inc. offers minimal value to investors who are seeking to understand the operating performance and growth potential of the combined company. The Company was provided access to the underlying financial statements of legacy Physicians Realty Trust and other detailed information about each property, such as the acquisition date. Based on this available information, the Company was able to consistently apply its same-store definition across the combined portfolio. As a result of the merger, approximately 95% of the combined portfolio is represented in the Merger-Combined Same-Store presentation for the outpatient medical segment.

Merger-Combined Same-Store Cash (Adjusted) NOI Merger-Combined Same-Store Cash (Adjusted) NOI is Merger-Combined Same-Store Cash Real Estate Revenues less Merger-Combined Same-Store Cash Operating Expenses.



Merger-Combined Same-Store Cash Operating Expenses Merger-Combined Same-Store Cash Operating Expenses are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Operating Expenses represent property level operating expenses and exclude certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Merger-Combined Same-Store Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Merger-Combined Same-Store Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, operator transition costs, and actuarial reserves for insurance claims that have been incurred but not reported.

Merger-Combined Same-Store Cash Real Estate Revenues Merger-Combined Same-Store Cash Real Estate Revenues are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Real Estate Revenues include rental related revenues, resident fees and services and exclude amortization of deferred revenue from tenant-funded improvements. Merger-Combined Same-Store Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Merger-Combined Same-store Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, and lease termination fees.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Portfolio Adjusted NOI Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, and actuarial reserves for insurance claims that have been incurred but not reported.

Portfolio Cash Real Estate Revenues Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Cash Real Estate Revenues include rental related revenues, resident fees and services, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, and lease termination fees.

Portfolio Income Adjusted NOI plus interest income plus our pro rata share of Adjusted NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Adjusted NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Projected Stabilized Cash Yield Projected Cash (Adjusted) NOI at stabilization divided by the expected total development costs. Management considers Projected Stabilized Cash Yield a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Redevelopment Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered fully operating once the property is placed in service. Redevelopment costs include only the incremental costs for the project.

REVPOR The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR relates to our Other non-reportable segment. REVPOR is a metric used to evaluate the revenue-generating capacity and profit potential of our other assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our other assets.

REVPOR Life Plan The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR Life Plan excludes newly completed assets under lease-up, assets sold, or acquired during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR Life Plan is a metric used to evaluate the revenue-generating capacity and profit potential of our Life Plan assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our Life Plan assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other



companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Segments The Company's diverse portfolio is comprised of investments in the following reportable healthcare segments: (i) outpatient medical; (ii) lab; and (iii) life plan community ("life plan").

Share of Consolidated Joint Ventures ("JVs") Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Certain unconsolidated joint ventures are excluded from leasing statistics when leasing information is not available.



Funds From Operations

In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2025	2024	2025	2024
Net income (loss) applicable to common shares	$ 113,848	$ 4,400	$ 70,513	$ 242,384
Real estate related depreciation and amortization	262,086	274,469	1,058,865	1,057,205
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	12,806	12,441	50,110	44,961
Noncontrolling interests' share of real estate related depreciation and amortization	(3,824)	(4,622)	(16,511)	(18,328)
Loss (gain) on sales of depreciable real estate, net	(56,352)	8,929	(69,488)	(178,695)
Loss (gain) upon change of control, net	—	—	—	(77,548)
Taxes associated with real estate dispositions	—	(1,879)	(335)	9,633
Impairments (recoveries) of real estate, net[1]	—	13,118	175,827	13,118
Nareit FFO applicable to common shares	328,564	306,856	1,268,981	1,092,730
Distributions on dilutive convertible units and other	4,541	4,540	18,211	16,211
Diluted Nareit FFO applicable to common shares	$ 333,105	$ 311,396	$ 1,287,192	$ 1,108,941
Weighted average shares outstanding - Diluted Nareit FFO	709,412	714,648	710,509	689,638
Impact of adjustments to Nareit FFO:				
Transaction, merger, and restructuring-related costs[2]	$ 7,351	$ 6,181	$ 25,520	$ 115,105
Other impairments (recoveries) and other losses (gains), net[3]	(776)	(2,360)	(651)	9,381
Casualty-related charges (recoveries), net	(7,968)	25,260	(1,594)	25,848
Recognition (reversal) of valuation allowance on deferred tax assets	—	(11,196)	—	(11,196)
Total adjustments	$ (1,393)	$ 17,885	$ 23,275	$ 139,138
FFO as Adjusted applicable to common shares	$ 327,171	$ 324,741	$ 1,292,256	$ 1,231,868
Distributions on dilutive convertible units and other	4,542	4,523	18,192	16,061
Diluted FFO as Adjusted applicable to common shares	$ 331,713	$ 329,264	$ 1,310,448	$ 1,247,929
Weighted average shares outstanding - Diluted FFO as Adjusted	709,412	714,648	710,509	689,638
FFO as Adjusted applicable to common shares	$ 327,171	$ 324,741	$ 1,292,256	$ 1,231,868
Stock-based compensation amortization expense	4,000	3,608	14,410	15,543
Amortization of deferred financing costs and debt discounts (premiums)	8,199	9,727	31,907	28,974
Straight-line rents	(8,355)	(8,385)	(39,190)	(41,276)
AFFO capital expenditures	(57,825)	(39,040)	(133,951)	(115,784)
Life plan community entrance fees	17,355	23,148	53,805	53,697
Deferred income taxes	2,739	3,846	7,728	6,176
Amortization of above (below) market lease intangibles, net	(8,345)	(7,430)	(36,747)	(30,755)
Other AFFO adjustments	(5,349)	(2,832)	(6,650)	(7,778)
AFFO applicable to common shares	279,590	307,383	1,183,568	1,140,665
Distributions on dilutive convertible units and other	4,540	4,540	18,210	16,211
Diluted AFFO applicable to common shares	$ 284,130	$ 311,923	$ 1,201,778	$ 1,156,876
Weighted average shares outstanding - Diluted AFFO	709,412	714,648	710,509	689,638

Continued



Funds From Operations

In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2025	2024	2025	2024
Diluted earnings per common share	$ 0.16	$ 0.01	$ 0.10	$ 0.36
Depreciation and amortization	0.39	0.40	1.56	1.58
Loss (gain) on sales of depreciable real estate, net	(0.08)	0.01	(0.10)	(0.26)
Loss (gain) upon change of control, net	—	—	—	(0.11)
Taxes associated with real estate dispositions	—	0.00	0.00	0.02
Impairments (recoveries) of real estate, net[1]	—	0.02	0.25	0.02
Diluted Nareit FFO per common share	$ 0.47	$ 0.44	$ 1.81	$ 1.61
Transaction, merger, and restructuring-related costs[2]	0.01	0.01	0.03	0.17
Other impairments (recoveries) and other losses (gains), net[3]	0.00	0.00	0.00	0.01
Casualty-related charges (recoveries), net	(0.01)	0.04	0.00	0.04
Recognition (reversal) of valuation allowance on deferred tax assets	—	(0.03)	—	(0.02)
Diluted FFO as Adjusted per common share	$ 0.47	$ 0.46	$ 1.84	$ 1.81
Stock-based compensation amortization expense	0.01	0.01	0.02	0.02
Amortization of deferred financing costs and debt discounts (premiums)	0.01	0.01	0.05	0.04
Straight-line rents	(0.01)	(0.01)	(0.06)	(0.06)
AFFO capital expenditures	(0.08)	(0.06)	(0.19)	(0.16)
Life plan community entrance fees	0.02	0.04	0.08	0.08
Deferred income taxes	0.00	0.01	0.01	0.01
Amortization of above (below) market lease intangibles, net	(0.01)	(0.02)	(0.05)	(0.05)
Other AFFO adjustments	(0.01)	0.00	(0.01)	(0.01)
Diluted AFFO per common share	$ 0.40	$ 0.44	$ 1.69	$ 1.68

---

(1) The year ended December 31, 2025 includes other-than-temporary impairment charges on certain unconsolidated real estate joint ventures, which are recognized in equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

(2) The three months and year ended December 31, 2025 include costs related to the merger, which are primarily comprised of advisory, legal, accounting, tax, information technology, post-combination severance and stock compensation expense, and other costs of combining operations with Physicians Realty Trust that were incurred during the year then ended. The year ended December 31, 2025 also includes costs incurred related to the formation and planned initial public offering of Janus Living and investment pursuit costs.

(3) The three months and year ended December 31, 2025 include reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.



2026 Guidance[1]

Per share data

	2026 Guidance Ranges			
	Low		**High**	
Diluted earnings per common share	$	0.34	$	0.38
Real estate related depreciation and amortization		1.31		1.31
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures		0.07		0.07
Noncontrolling interests' share of real estate related depreciation and amortization		(0.02)		(0.02)
Diluted Nareit FFO per common share	$	1.70	$	1.74
Diluted FFO as Adjusted per common share	$	1.70	$	1.74

---

(1)   The foregoing projections reflect management's view of current and future market conditions as of February 2, 2026 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release that was issued on February 2, 2026. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.



Reconciliations

2026 Guidance[1]

In millions

For the projected year 2026 (low)

	Total Portfolio
Net Income	$ 269
Real estate related depreciation and amortization	919
Other income, costs, and expense adjustments for Adjusted NOI	313
Adjusted NOI	$ **1,501**
Merger-Combined non-SS Adjusted NOI	(148)
Total Merger-Combined Same-Store Cash (Adjusted) NOI[2]	$ **1,353**

For the projected year 2026 (high)

	Total Portfolio
Net Income	$ 296
Real estate related depreciation and amortization	919
Other income, costs, and expense adjustments for Adjusted NOI	313
Adjusted NOI	$ **1,528**
Merger-Combined non-SS Adjusted NOI	(148)
Total Merger-Combined Same-Store Cash (Adjusted) NOI[2]	$ **1,380**

For the year-ended December 31, 2025

	Total Portfolio
Net Income	$ 101
Real estate related depreciation and amortization	1,059
Loss (gain) on sales of depreciable real estate, net	(69)
Other impairments (recoveries) and other losses (gains), net	(1)
Other income, costs, and expense adjustments for Adjusted NOI	461
Adjusted NOI	$ **1,551**
Merger-Combined non-SS Adjusted NOI	(184)
Total Merger-Combined Same-Store Cash (Adjusted) NOI[2]	$ **1,367**

Projected Merger-Combined Cash Same-Store for the full year 2026

Low	(1.00)%
High	1.00 %

(1) The foregoing projections reflect management's view of current and future market conditions as of February 2, 2026 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release that was issued on February 2, 2026. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments. May not foot or recalculate due to the rounding.

(2) Total Merger-Combined Same-Store Cash (Adjusted) NOI include the results from operations of the legacy Physicians Realty Trust properties that met the same-store definition as if they were owned by the Company for the entirety of the periods presented.



Enterprise Gross Assets

In thousands

	December 31, 2025
Consolidated total assets[1]	$ 20,336,018
Investments in and advances to unconsolidated joint ventures	(802,601)
Accumulated depreciation and amortization of real estate	4,512,443
Accumulated amortization of real estate intangibles	722,522
Accumulated depreciation and amortization of real estate assets held for sale	85,894
Consolidated Gross Assets	$ 24,854,276
Healthpeak's share of unconsolidated joint venture gross assets	1,295,692
Enterprise Gross Assets	$ 26,149,968

(1) Consolidated total assets represents total assets on the Consolidated Balance Sheet as of December 31, 2025 presented on page 9 within the Earnings Release and Supplemental Report for the quarter ended December 31, 2025.

Portfolio Investment

In thousands

	December 31, 2025				
	Outpatient Medical	Lab	Life Plan	Other	Total
Net real estate	$ 6,807,262	$ 7,648,090	$ 1,643,743	$ —	$ 16,099,095
Real estate assets held for sale, net	13,211	59,301	—	—	72,512
Intangible assets, net	459,777	168,069	26,670	—	654,516
Accumulated depreciation and amortization of real estate	2,250,911	1,753,154	508,378	—	4,512,443
Accumulated amortization of real estate intangibles assets	408,465	59,371	254,686	—	722,522
Accumulated depreciation and amortization of real estate assets held for sale	33,975	51,919	—	—	85,894
Healthpeak's share of unconsolidated joint venture gross real estate assets	259,434	596,156	—	489,762	1,345,352
Fully depreciated and amortized real estate and intangibles assets	964,842	721,044	81,684	—	1,767,570
Leasing commissions and other	190,208	131,497	—	—	321,705
Debt investments	—	—	—	685,010	685,010
Real estate intangible liabilities, gross	(236,168)	(221,968)	—	—	(458,136)
Noncontrolling interests' share of consolidated joint venture real estate and related intangibles	(445,300)	—	—	—	(445,300)
Portfolio Investment	$ 10,706,617	$ 10,966,633	$ 2,515,161	$ 1,174,772	$ 25,363,183



Revenues

In thousands

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Outpatient Medical	$ 317,298	$ 320,548	$ 320,482	$ 326,561	$ 329,086
Lab	217,833	217,593	209,205	213,325	219,943
Life Plan	145,963	148,927	148,855	150,458	155,749
Other	15,199	14,332	14,288	14,092	13,453
Corporate Non-segment	1,695	1,489	1,518	1,437	1,171
Total revenues	$ 697,988	$ 702,889	$ 694,348	$ 705,873	$ 719,402
Outpatient Medical	—	—	—	—	—
Lab	—	—	—	—	—
Life Plan	—	—	—	—	—
Other	(15,199)	(14,332)	(14,288)	(14,092)	(13,453)
Corporate Non-segment	(1,695)	(1,489)	(1,518)	(1,437)	(1,171)
Less: Interest income and other	$ (16,894)	$ (15,821)	$ (15,806)	$ (15,529)	$ (14,624)
Outpatient Medical	7,334	7,259	7,183	7,327	7,597
Lab	5,329	2,800	7,358	6,834	8,311
Life Plan	—	—	—	—	—
Other	21,845	22,459	22,460	22,494	22,025
Corporate Non-segment	—	—	—	—	—
Healthpeak's share of unconsolidated joint venture real estate revenues	$ 34,508	$ 32,518	$ 37,001	$ 36,655	$ 37,933
Outpatient Medical	(9,692)	(9,973)	(10,020)	(10,334)	(10,755)
Lab	—	—	—	—	(137)
Life Plan	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Noncontrolling interests' share of consolidated joint venture real estate revenues	$ (9,692)	$ (9,973)	$ (10,020)	$ (10,334)	$ (10,892)
Outpatient Medical	(13,181)	(13,426)	(12,470)	(12,021)	(12,260)
Lab	(12,550)	(14,557)	(12,202)	(15,312)	(21,386)
Life Plan	—	—	—	—	—
Other	(94)	(7)	67	(15)	(38)
Corporate Non-segment	—	—	—	—	—
Non-cash adjustments to real estate revenues	$ (25,825)	$ (27,990)	$ (24,605)	$ (27,348)	$ (33,684)
Outpatient Medical	301,759	304,408	305,175	311,532	313,667
Lab	210,612	205,836	204,362	204,847	206,730
Life Plan	145,963	148,927	148,855	150,458	155,749
Other	21,751	22,452	22,527	22,479	21,987
Corporate Non-segment	—	—	—	—	—
Portfolio Cash Real Estate Revenues	$ 680,085	$ 681,623	$ 680,919	$ 689,316	$ 698,133

Continued



Revenues

In thousands

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Outpatient Medical	$ (20,584)	$ (20,322)	$ (20,237)	$ (20,674)	$ (20,850)
Lab	(41,731)	(36,740)	(36,962)	(37,610)	(36,394)
Life Plan	—	—	—	—	—
Other	(21,751)	(22,452)	(22,527)	(22,479)	(21,987)
Corporate Non-segment	—	—	—	—	—
Merger-Combined non-SS Cash Real Estate Revenues	$ (84,066)	$ (79,514)	$ (79,726)	$ (80,763)	$ (79,231)
Outpatient Medical	281,175	284,086	284,938	290,858	292,817
Lab	168,881	169,096	167,400	167,237	170,336
Life Plan	145,963	148,927	148,855	150,458	155,749
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Merger-Combined SS Cash Real Estate Revenues	$ 596,019	$ 602,109	$ 601,193	$ 608,553	$ 618,902

Healthpeak® | DOC LISTED NYSE

Operating Expenses

In thousands

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Outpatient Medical	$ 106,539	$ 105,226	$ 105,331	$ 113,660	$ 111,834
Lab	62,049	57,658	59,401	64,352	63,783
Life Plan	108,438	110,259	111,449	113,910	112,236
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Operating expenses	$ 277,026	$ 273,143	$ 276,181	$ 291,922	$ 287,853
Outpatient Medical	2,655	2,994	2,695	2,887	2,796
Lab	1,703	1,666	1,898	2,229	2,486
Life Plan	—	—	—	—	—
Other	16,224	16,324	16,440	16,855	16,751
Corporate Non-segment	—	—	—	—	—
Healthpeak's share of unconsolidated joint venture operating expenses	$ 20,582	$ 20,984	$ 21,033	$ 21,971	$ 22,033
Outpatient Medical	(2,692)	(2,778)	(2,801)	(3,765)	(3,921)
Lab	—	—	—	—	(99)
Life Plan	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Noncontrolling interests' share of consolidated joint venture operating expenses	$ (2,692)	$ (2,778)	$ (2,801)	$ (3,765)	$ (4,020)
Outpatient Medical	(1,791)	(1,344)	(1,657)	(1,663)	(1,470)
Lab	275	279	286	208	260
Life Plan	1,479	—	843	—	1,647
Other	(88)	(11)	104	7	(122)
Corporate Non-segment	—	—	—	—	—
Non-cash adjustments to operating expenses	$ (125)	$ (1,076)	$ (424)	$ (1,448)	$ 315
Outpatient Medical	104,711	104,097	103,568	111,118	109,238
Lab	64,027	59,603	61,586	66,789	66,430
Life Plan	109,917	110,260	112,292	113,910	113,884
Other	16,136	16,313	16,544	16,862	16,629
Corporate Non-segment	—	—	—	—	—
Portfolio Cash Operating Expenses	$ 294,791	$ 290,273	$ 293,990	$ 308,679	$ 306,181

Continued

Healthpeak®

Operating Expenses

In thousands

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Outpatient Medical	$ (7,405)	$ (8,352)	$ (8,407)	$ (8,964)	$ (7,828)
Lab	(15,267)	(13,216)	(14,344)	(15,717)	(15,798)
Life Plan	(141)	(18)	(55)	(41)	(366)
Other	(16,136)	(16,313)	(16,544)	(16,862)	(16,629)
Corporate Non-segment	—	—	—	—	—
Merger-Combined non-SS Cash Operating Expenses	$ (38,949)	$ (37,899)	$ (39,350)	$ (41,584)	$ (40,621)
Outpatient Medical	97,306	95,745	95,161	102,154	101,410
Lab	48,760	46,387	47,242	51,072	50,632
Life Plan	109,776	110,242	112,237	113,869	113,518
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Merger-Combined SS Cash Operating Expenses	$ 255,842	$ 252,374	$ 254,640	$ 267,095	$ 265,560

Healthpeak® | DOC LISTED NYSE

Revenue

In thousands

	Year Ended December 31, 2025	
Outpatient Medical	$	1,296,677
Lab		860,066
Life Plan		603,989
Other		56,165
Corporate Non-segment		5,615
Total revenues	$	**2,822,512**
Outpatient Medical		—
Lab		—
Life Plan		—
Other		(56,165)
Corporate Non-segment		(5,615)
Less: Interest income and other	$	**(61,780)**
Outpatient Medical		29,326
Lab		25,303
Life Plan		—
Other		89,439
Corporate Non-segment		—
Healthpeak's share of unconsolidated joint venture real estate revenues	$	**144,068**
Outpatient Medical		(41,082)
Lab		(137)
Life Plan		—
Other		—
Corporate Non-segment		—
Noncontrolling interests' share of consolidated joint venture real estate revenues	$	**(41,219)**
Outpatient Medical		(50,141)
Lab		(63,457)
Life Plan		—
Other		6
Corporate Non-segment		—
Non-cash adjustments to real estate revenues	$	**(113,592)**

Operating Expenses

	Year Ended December 31, 2025	
Outpatient Medical	$	436,050
Lab		245,195
Life Plan		447,854
Other		—
Corporate Non-segment		—
Operating expenses	$	**1,129,099**
Outpatient Medical		11,332
Lab		8,279
Life Plan		—
Other		66,371
Corporate Non-segment		—
Healthpeak's share of unconsolidated joint venture operating expenses	$	**85,982**
Outpatient Medical		(13,265)
Lab		(99)
Life Plan		—
Other		—
Corporate Non-segment		—
Noncontrolling interests' share of consolidated joint venture operating expenses	$	**(13,364)**
Outpatient Medical		(6,098)
Lab		1,033
Life Plan		2,492
Other		(23)
Corporate Non-segment		—
Non-cash adjustments to operating expenses	$	**(2,596)**
Outpatient Medical		428,019
Lab		254,408
Life Plan		450,346
Other		66,348
Corporate Non-segment		—
Portfolio Cash Operating Expenses	$	**1,199,121**

Continued

Revenue

In thousands

	Year Ended December 31, 2025	
Outpatient Medical	$	1,234,780
Lab		821,775
Life Plan		603,989
Other		89,445
Corporate Non-segment		—
Portfolio Cash Real Estate Revenues	**$**	**2,749,989**
Outpatient Medical		(84,813)
Lab		(157,579)
Life Plan		—
Other		(89,445)
Corporate Non-segment		—
Merger-Combined non-SS Cash Real Estate Revenues	**$**	**(331,837)**
Outpatient Medical		1,149,967
Lab		664,196
Life Plan		603,989
Other		—
Corporate Non-segment		—
Merger-Combined SS Cash Real Estate Revenues	**$**	**2,418,152**

Operating Expenses

	Year Ended December 31, 2025	
Outpatient Medical	$	(34,794)
Lab		(61,977)
Life Plan		(480)
Other		(66,348)
Corporate Non-segment		—
Merger-Combined non-SS Cash Operating Expenses	**$**	**(163,599)**
Outpatient Medical		393,225
Lab		192,431
Life Plan		449,866
Other		—
Corporate Non-segment		—
Merger-Combined SS Cash Operating Expenses	**$**	**1,035,522**

Healthpeak ® | DOC LISTED NYSE

Revenue

In thousands

	Year Ended December 31, 2024	
Outpatient Medical	$	1,205,744
Lab		881,452
Life Plan		568,475
Other		40,262
Corporate Non-segment		4,516
Total revenues	**$**	**2,700,449**
Outpatient Medical		—
Lab		—
Life Plan		—
Other		(40,262)
Corporate Non-segment		(4,516)
Less: Interest income and other	**$**	**(44,778)**
Outpatient Medical		24,041
Lab		19,733
Life Plan		—
Other		86,642
Corporate Non-segment		—
Healthpeak's share of unconsolidated joint venture real estate revenues	**$**	**130,416**
Outpatient Medical		(37,643)
Lab		(196)
Life Plan		—
Other		—
Corporate Non-segment		—
Noncontrolling interests' share of consolidated joint venture real estate revenues	**$**	**(37,839)**
Outpatient Medical		(45,054)
Lab		(63,312)
Life Plan		—
Other		(239)
Corporate Non-segment		—
Non-cash adjustments to real estate revenues	**$**	**(108,605)**

Operating Expenses

	Year Ended December 31, 2024	
Outpatient Medical	$	405,993
Lab		239,620
Life Plan		429,248
Other		—
Corporate Non-segment		—
Operating expenses	**$**	**1,074,861**
Outpatient Medical		9,034
Lab		6,366
Life Plan		—
Other		64,339
Corporate Non-segment		—
Healthpeak's share of unconsolidated joint venture operating expenses	**$**	**79,739**
Outpatient Medical		(10,582)
Lab		(52)
Life Plan		—
Other		—
Corporate Non-segment		—
Noncontrolling interests' share of consolidated joint venture operating expenses	**$**	**(10,634)**
Outpatient Medical		(6,087)
Lab		1,137
Life Plan		3,123
Other		(338)
Corporate Non-segment		—
Non-cash adjustments to operating expenses	**$**	**(2,165)**
Outpatient Medical		398,358
Lab		247,071
Life Plan		432,371
Other		64,001
Corporate Non-segment		—
Portfolio Cash Operating Expenses	**$**	**1,141,801**

Continued

Healthpeak® | DOC LISTED NYSE

Revenue

In thousands

Year Ended December 31, 2024

Outpatient Medical	$ 1,147,088
Lab	837,677
Life Plan	568,475
Other	86,403
Corporate Non-segment	—
Portfolio Cash Real Estate Revenues	**$ 2,639,643**
Outpatient Medical	90,529
Lab	—
Life Plan	—
Other	—
Corporate Non-segment	—
Pre-Merger legacy Physicians Realty Trust Cash Real Estate Revenue	**$ 90,529**
Outpatient Medical	(130,482)
Lab	(184,241)
Life Plan	—
Other	(86,403)
Corporate Non-segment	—
Merger-Combined non-SS Cash Real Estate Revenues	**$ (401,126)**
Outpatient Medical	1,107,135
Lab	653,436
Life Plan	568,475
Other	—
Corporate Non-segment	—
Merger-Combined SS Cash Real Estate Revenues	**$ 2,329,046**

Operating Expenses

Year Ended December 31, 2024

Outpatient Medical	$ 29,131
Lab	—
Life Plan	—
Other	—
Corporate Non-Segment	—
Pre-Merger legacy Physicians Realty Trust Cash Operating Expenses	**$ 29,131**
Outpatient Medical	(48,465)
Lab	(58,453)
Life Plan	(814)
Other	(64,001)
Corporate Non-segment	—
Merger-Combined non-SS Cash Operating Expenses	**$ (171,733)**
Outpatient Medical	379,024
Lab	188,618
Life Plan	431,557
Other	—
Corporate Non-segment	—
Merger-Combined SS Cash Operating Expenses	**$ 999,199**

Healthpeak

Segment Portfolio NOI and Adjusted NOI, Portfolio Income, and SS

In thousands

Total Portfolio

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Net income (loss)	$ 10,672	$ 50,064	$ 39,019	$ (109,848)	$ 121,792
Interest income and other	(16,894)	(15,821)	(15,806)	(15,529)	(14,624)
Interest expense	70,508	72,693	75,063	76,784	80,638
Depreciation and amortization	274,469	268,546	265,916	262,317	262,086
General and administrative	23,929	26,118	20,764	19,907	23,627
Transaction and merger-related costs	10,572	5,534	10,215	2,420	7,351
Impairments and loan loss reserves (recoveries), net	11,632	(3,562)	3,499	(54)	(776)
(Gain) loss on sales of real estate, net	8,929	—	(1,636)	(11,500)	(56,352)
Other (income) expense, net	24,157	6,126	4,692	(1,160)	(10,137)
Income tax (benefit) expense	(14,014)	2,080	2,382	(1,206)	6,027
Equity (income) loss from unconsolidated joint ventures	108	2,147	(1,747)	176,291	(2,707)
Healthpeak's share of unconsolidated joint venture NOI	13,926	11,534	15,968	14,684	15,900
Noncontrolling interests' share of consolidated joint venture NOI	(7,000)	(7,195)	(7,219)	(6,569)	(6,872)
Adjustments to NOI[1]	(25,700)	(26,914)	(24,181)	(25,900)	(34,001)
Portfolio Adjusted NOI	$ 385,294	$ 391,350	$ 386,929	$ 380,637	$ 391,952
Merger-Combined non-SS Adjusted NOI	(45,117)	(41,615)	(40,376)	(39,179)	(38,610)
Merger-Combined SS Adjusted NOI	$ 340,177	$ 349,735	$ 346,553	$ 341,458	$ 353,342

Outpatient Medical

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Net income (loss)	$ 32,066	$ 51,216	$ 54,395	$ 64,948	$ 116,100
Interest expense	3,686	3,573	3,476	3,571	3,457
Depreciation and amortization	162,592	157,131	156,714	154,485	152,814
Transaction and merger-related costs	1,137	248	12	298	377
Impairments and loan loss reserves (recoveries), net	13,118	—	—	—	—
(Gain) loss on sales of real estate, net	(5,832)	—	(2,932)	(11,500)	(56,352)
Other (income) expense, net	1,122	(49)	652	(1,350)	(1,390)
Equity (income) loss from unconsolidated joint ventures	2,870	3,204	2,834	2,449	2,246
Healthpeak's share of unconsolidated joint venture NOI	4,679	4,265	4,488	4,440	4,801
Noncontrolling interests' share of consolidated joint venture NOI	(7,000)	(7,195)	(7,219)	(6,569)	(6,834)
Adjustments to NOI[1]	(11,390)	(12,082)	(10,813)	(10,358)	(10,790)
Portfolio Adjusted NOI	$ 197,048	$ 200,311	$ 201,607	$ 200,414	$ 204,429
Merger-Combined non-SS Adjusted NOI	(13,179)	(11,970)	(11,830)	(11,710)	(13,022)
Merger-Combined SS Adjusted NOI	$ 183,869	$ 188,341	$ 189,777	$ 188,704	$ 191,407

Continued



Segment Portfolio NOI and Adjusted NOI, Portfolio Income, and SS

In thousands

Lab

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Net income (loss)	$ 83,305	$ 80,403	$ 74,328	$ (104,187)	$ 80,964
Depreciation and amortization	77,127	78,616	78,010	76,946	77,792
Transaction and merger-related costs	12	337	295	232	206
(Gain) loss on sales of real estate, net	(298)	—	—	—	—
Other (income) expense, net	(2,496)	(13)	(20)	(138)	(26)
Equity (income) loss from unconsolidated joint ventures	(1,866)	592	(2,809)	176,120	(2,777)
Healthpeak's share of unconsolidated joint venture NOI	3,626	1,134	5,460	4,605	5,825
Noncontrolling interests' share of consolidated joint venture NOI	—	—	—	—	(38)
Adjustments to NOI[1]	(12,825)	(14,836)	(12,488)	(15,520)	(21,646)
Portfolio Adjusted NOI	$ 146,585	$ 146,233	$ 142,776	$ 138,058	$ 140,300
Merger-Combined non-SS Adjusted NOI	(26,464)	(23,524)	(22,618)	(21,893)	(20,596)
Merger-Combined SS Adjusted NOI	$ 120,121	$ 122,709	$ 120,158	$ 116,165	$ 119,704

Life Plan

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Net income (loss)	$ (25,978)	$ (1,679)	$ 303	$ 4,439	$ 18,491
Interest expense	978	948	949	951	950
Depreciation and amortization	34,750	32,799	31,192	30,886	31,480
Transaction and merger-related costs	11	14	215	—	(229)
Other (income) expense, net	27,764	6,585	4,747	272	(7,178)
Adjustments to NOI[1]	(1,479)	—	(843)	—	(1,649)
Portfolio Adjusted NOI	$ 36,046	$ 38,667	$ 36,563	$ 36,548	$ 41,865
Merger-Combined non-SS Adjusted NOI	141	18	55	41	366
Merger-Combined SS Adjusted NOI	$ 36,187	$ 38,685	$ 36,618	$ 36,589	$ 42,231

Other

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Net income (loss)	$ 2,522	$ 19,004	$ 10,907	$ 15,983	$ 15,663
Interest income and other	(15,199)	(14,332)	(14,288)	(14,092)	(13,453)
Transaction and merger-related costs	—	433	393	(5)	47
Impairments and loan loss reserves (recoveries), net	(1,486)	(3,562)	3,499	(54)	(776)
(Gain) loss on sales of real estate, net	15,059	—	1,296	—	—
Other (income) expense, net	—	106	(35)	446	695
Equity (income) loss from unconsolidated joint ventures	(896)	(1,649)	(1,772)	(2,278)	(2,176)
Healthpeak's share of unconsolidated joint venture NOI	5,621	6,135	6,020	5,639	5,274
Adjustments to NOI[1]	(6)	4	(37)	(22)	84
Portfolio Adjusted NOI	$ 5,615	$ 6,139	$ 5,983	$ 5,617	$ 5,358
Merger-Combined non-SS Adjusted NOI	(5,615)	(6,139)	(5,983)	(5,617)	(5,358)
Merger-Combined SS Adjusted NOI	$ —	$ —	$ —	$ —	$ —

Continued



Segment Portfolio NOI and Adjusted NOI, Portfolio Income, and SS

In thousands

Corporate Non-Segment	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Net income (loss)	$ (81,243)	$ (98,880)	$ (100,914)	$ (91,031)	$ (109,426)
Interest income and other	(1,695)	(1,489)	(1,518)	(1,437)	(1,171)
Interest expense	65,844	68,172	70,638	72,262	76,231
General and administrative	23,929	26,118	20,764	19,907	23,627
Transaction and merger-related costs	9,412	4,502	9,300	1,895	6,950
Other (income) expense, net	(2,233)	(503)	(652)	(390)	(2,238)
Income tax (benefit) expense	(14,014)	2,080	2,382	(1,206)	6,027
Merger-Combined SS Adjusted NOI	$ —	$ —	$ —	$ —	$ —

(1) Adjustments to NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, the impact of deferred community fee income, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fees expense.

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Segment Portfolio NOI and Adjusted NOI, Portfolio Income, and SS

In thousands

For the year ended December 31, 2025

	Outpatient Medical	Lab	Life Plan	Other Non-reportable	Corporate Non-segment	Total
Net income (loss)	$ 286,659	$ 131,508	$ 21,554	$ 61,557	$ (400,251)	$ 101,027
Interest income and other	—	—	—	(56,165)	(5,615)	(61,780)
Interest expense	14,077	—	3,798	—	287,303	305,178
Depreciation and amortization	621,144	311,364	126,357	—	—	1,058,865
General and administrative	—	—	—	—	90,416	90,416
Transaction and merger-related costs	935	1,070	—	868	22,647	25,520
Impairments and loan loss reserves (recoveries), net	—	—	—	(893)	—	(893)
(Gain) loss on sales of real estate, net	(70,784)	—	—	1,296	—	(69,488)
Other (income) expense, net	(2,137)	(197)	4,426	1,212	(3,783)	(479)
Income tax (benefit) expense	—	—	—	—	9,283	9,283
Equity (income) loss from unconsolidated joint ventures	10,733	171,126	—	(7,875)	—	173,984
Healthpeak's share of unconsolidated joint venture NOI	17,994	17,024	—	23,068	—	58,086
Noncontrolling interests' share of consolidated joint venture NOI	(27,817)	(38)	—	—	—	(27,855)
Adjustments to NOI[1]	(44,043)	(64,490)	(2,492)	29	—	(110,996)
Portfolio Adjusted NOI	$ 806,761	$ 567,367	$ 153,643	$ 23,097	$ —	$ 1,550,868
Merger-Combined non-SS Adjusted NOI	(50,019)	(95,602)	480	(23,097)	—	(168,238)
Merger-Combined SS Adjusted NOI	$ 756,742	$ 471,765	$ 154,123	$ —	$ —	$ 1,382,630

_____

(1) Adjustments to NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, the impact of deferred community fee income, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fees expense.

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Segment Portfolio NOI and Adjusted NOI, Portfolio Income, and SS

In thousands

For the year ended December 31, 2024

	Outpatient Medical	Lab	Life Plan	Other Non-reportable	Corporate Non-segment	Total
Net income (loss)	$ 285,296	$ 477,173	$ (31,137)	$ 17,275	$ (481,304)	$ 267,303
Interest income and other	—	—	—	(40,262)	(4,516)	(44,778)
Interest expense	15,155	—	3,942	—	261,333	280,430
Depreciation and amortization	610,412	309,607	137,186	—	—	1,057,205
General and administrative	—	—	—	—	97,162	97,162
Transaction and merger-related costs	2,180	503	60	—	129,942	132,685
Impairments and loan loss reserves (recoveries), net	13,118	—	—	9,860	—	22,978
(Gain) loss on sales of real estate, net	(138,243)	(55,511)	—	15,059	—	(178,695)
Other (income) expense, net	(254)	(81,262)	29,176	(38)	(6,967)	(59,345)
Income tax (benefit) expense	—	—	—	—	4,350	4,350
Equity (income) loss from unconsolidated joint ventures	12,087	(8,678)	—	(1,894)	—	1,515
Healthpeak's share of unconsolidated joint venture NOI	15,007	13,367	—	22,303	—	50,677
Noncontrolling interests' share of consolidated joint venture NOI	(27,061)	(144)	—	—	—	(27,205)
Adjustments to NOI[1]	(38,967)	(64,449)	(3,123)	99	—	(106,440)
Portfolio Adjusted NOI	$ 748,730	$ 590,606	$ 136,104	$ 22,402	$ —	$ 1,497,842
Pre-Merger legacy Physicians Realty Trust Adjusted NOI	61,398	—	—	—	—	61,398
Merger-Combined non-SS Adjusted NOI	(82,017)	(125,788)	814	(22,402)	—	(229,393)
Merger-Combined SS Adjusted NOI	$ 728,111	$ 464,818	$ 136,918	$ —	$ —	$ 1,329,847

(1) Adjustments to NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, the impact of deferred community fee income, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fees expense.

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Property Count Reconciliations

As of December 31, 2025

	Property Count Reconciliation				
	Outpatient Medical	**Lab**	**Life Plan**	**Other**	**Total**
Prior Quarter Total Property Count	**530**	**139**	**15**	**19**	**703**
Acquisitions	2	7	—	—	9
Assets sold	(23)	—	—	—	(23)
Current Quarter Total Property Count	**509**	**146**	**15**	**19**	**689**
Recent acquisitions	(8)	(7)	—	—	(15)
Assets in Development	(5)	(2)	—	—	(7)
Recently completed Developments	(3)	(2)	—	—	(5)
Assets in Redevelopment	(4)	(20)	—	—	(24)
Recently completed Redevelopments	(1)	(6)	—	—	(7)
Assets held for sale	(2)	(6)	—	—	(8)
Other exclusions	—	—	—	(19)	(19)
Significant tenant relocation	—	(1)	—	—	(1)
Three-Month SS Property Count	**486**	**102**	**15**	**—**	**603**
Prior Development/Redevelopment	(1)	(3)	—	—	(4)
Twelve-Month SS Property Count	**485**	**99**	**15**	**—**	**599**

	Sequential SS				
	Outpatient Medical	**Lab**	**Life Plan**	**Other**	**Total**
Prior Quarter Three-Month SS Property Count	**514**	**102**	**15**	**—**	**631**
Assets in Redevelopment	(4)	(1)	—	—	(5)
Prior Development/Redevelopment	—	1	—	—	1
Assets held for sale	(2)	—	—	—	(2)
Assets sold	(22)	—	—	—	(22)
Current Quarter Three-Month SS Property Count	**486**	**102**	**15**	**—**	**603**

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Common Stock and Equivalents

In thousands

	Shares Outstanding December 31, 2025	Weighted Average Shares Three Months Ended December 31, 2025				Weighted Average Shares Twelve Months Ended December 31, 2025			
		Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	695,037	694,976	694,976	694,976	694,976	696,026	696,026	696,026	696,026
Common stock equivalent securities[1]:									
Restricted stock units	559	9	9	9	9	18	18	18	18
OP units	4,323	—	1,044	1,044	1,044	—	1,044	1,044	1,044
Convertible partnership units	13,365	—	13,383	13,383	13,383	—	13,421	13,421	13,421
Total common stock and equivalents	**713,284**	**694,985**	**709,412**	**709,412**	**709,412**	**696,044**	**710,509**	**710,509**	**710,509**

(1)   The weighted average shares for the three and twelve months ended December 31, 2025 represent the current dilutive impact, using the treasury stock method, of approximately 1 million restricted stock units, 4.3 million OP units, and 13.4 million DownREIT units.

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Net Income to Adjusted EBITDAre

In thousands

	Three Months Ended December 31, 2025
Net income (loss)	$ 121,792
Interest expense	80,638
Income tax expense (benefit)	6,027
Depreciation and amortization	262,086
Other depreciation and amortization	656
Loss (gain) on sales of real estate	(56,352)
Share of unconsolidated JV:	
Interest expense	3,506
Income tax expense (benefit)	(139)
Depreciation and amortization	12,806
EBITDAre	$ 431,020
Transaction, merger, and restructuring-related costs	7,351
Other impairments (recoveries) and other losses (gains)	(776)
Casualty-related charges (recoveries)	(9,204)
Life plan community entrance fees	17,355
Stock-based compensation amortization expense	4,000
Impact of transactions closed during the period[1]	3,815
Adjusted EBITDAre	$ 453,561
Impact of transactions closed during the period[1]	(3,815)
Fixed Charge Coverage Adjusted EBITDAre[2]	$ 449,746

Adjusted Fixed Charge Coverage

In thousands

	Three Months Ended December 31, 2025
Interest expense, including unconsolidated JV interest expense at share	$ 84,144
Capitalized interest, including unconsolidated JV capitalized interest at share	19,973
Fixed Charges	$ 104,117
Adjusted Fixed Charge Coverage[2]	4.3x

---

(1) Adjustment reflects the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period.

(2) Fixed Charge Coverage Adjusted EBITDAre is utilized in the calculation of Adjusted Fixed Charge Coverage and excludes the impact of transactions that occurred during the period for consistency with the calculation of Fixed Charges.



Reconciliations

Enterprise Debt and Net Debt

In thousands

	December 31, 2025
Bank line of credit and commercial paper	$ 1,078,850
Term loans	1,647,113
Senior unsecured notes	6,772,722
Mortgage debt	349,209
Consolidated Debt	**$ 9,847,894**
Share of unconsolidated JV mortgage debt	209,768
Enterprise Debt	**$ 10,057,662**
Cash and cash equivalents	(467,457)
Share of unconsolidated JV cash and cash equivalents	(23,331)
Restricted cash	(70,245)
Share of unconsolidated JV restricted cash	(1,657)
Net Debt	**$ 9,494,972**

Financial Leverage

In thousands

	December 31, 2025
Enterprise Debt	$ 10,057,662
Enterprise Gross Assets	26,149,968
Financial Leverage	38.5%

Secured Debt Ratio

In thousands

	December 31, 2025
Mortgage debt	$ 349,209
Share of unconsolidated JV mortgage debt	209,768
Enterprise Secured Debt	**$ 558,977**
Enterprise Gross Assets	$ 26,149,968
Secured Debt Ratio	2.1%

Net Debt to Adjusted EBITDAre

In thousands

	Three Months Ended December 31, 2025
Net Debt	$ 9,494,972
Annualized Adjusted EBITDAre[1]	1,814,244
Net Debt to Adjusted EBITDAre	5.2x

_____

(1)   Represents the current quarter Adjusted EBITDAre multiplied by a factor of four.



Healthpeak's Share of Unconsolidated Joint Venture NOI

In thousands

Total Portfolio

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Equity income (loss) from unconsolidated joint ventures	$ (108)	$ (2,147)	$ 1,747	$ (176,291)	$ 2,707
Depreciation and amortization	12,441	12,200	12,530	12,574	12,806
General and administrative	348	350	352	340	425
Other (income) expense, net	1,039	861	1,089	66	92
Income tax (benefit) expense	206	270	250	155	(130)
Impairments (recoveries) of real estate, net	—	—	—	177,840	—
Healthpeak's share of unconsolidated joint venture NOI	$ 13,926	$ 11,534	$ 15,968	$ 14,684	$ 15,900

Outpatient Medical

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Equity income (loss) from unconsolidated joint ventures	$ (2,870)	$ (3,204)	$ (2,834)	$ (2,449)	$ (2,246)
Depreciation and amortization	4,388	4,128	4,039	3,859	3,813
General and administrative	95	159	97	22	166
Other (income) expense, net	3,074	3,193	3,178	2,999	3,059
Income tax (benefit) expense	(8)	(11)	8	9	9
Healthpeak's share of unconsolidated joint venture NOI	$ 4,679	$ 4,265	$ 4,488	$ 4,440	$ 4,801

Lab

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Equity income (loss) from unconsolidated joint ventures	$ 1,865	$ (592)	$ 2,809	$ (176,120)	$ 2,777
Depreciation and amortization	3,380	3,346	3,714	3,943	4,172
General and administrative	258	151	249	272	241
Other (income) expense, net	(1,877)	(1,771)	(1,312)	(1,330)	(1,365)
Impairments (recoveries) of real estate, net	—	—	—	177,840	—
Healthpeak's share of unconsolidated joint venture NOI	$ 3,626	$ 1,134	$ 5,460	$ 4,605	$ 5,825

Other

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Equity income (loss) from unconsolidated joint ventures	$ 897	$ 1,649	$ 1,772	$ 2,278	$ 2,176
Depreciation and amortization	4,673	4,726	4,777	4,772	4,821
General and administrative	(5)	40	6	46	18
Other (income) expense, net	(158)	(561)	(777)	(1,603)	(1,602)
Income tax (benefit) expense	214	281	242	146	(139)
Healthpeak's share of unconsolidated joint venture NOI	$ 5,621	$ 6,135	$ 6,020	$ 5,639	$ 5,274

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Healthpeak's Share of Unconsolidated Joint Venture NOI

In thousands

For the year ended December 31, 2025

	Outpatient Medical	Lab	Other	Total
Equity income (loss) from unconsolidated joint ventures	$ (10,733)	$ (171,126)	$ 7,875	$ (173,984)
Depreciation and amortization	15,839	15,175	19,096	50,110
General and administrative	444	913	110	1,467
Other (income) expense, net	12,429	(5,778)	(4,543)	2,108
Income tax (benefit) expense	15	—	530	545
Impairments (recoveries) of real estate, net	—	177,840	—	177,840
Healthpeak's share of unconsolidated joint venture NOI	$ 17,994	$ 17,024	$ 23,068	$ 58,086

For the year ended December 31, 2024

	Outpatient Medical	Lab	Other	Total
Equity income (loss) from unconsolidated joint ventures	$ (12,087)	$ 8,677	$ 1,895	$ (1,515)
Depreciation and amortization	14,526	11,840	18,595	44,961
General and administrative	363	664	90	1,117
Other (income) expense, net	12,220	(7,814)	1,181	5,587
Income tax (benefit) expense	(15)	—	542	527
Healthpeak's share of unconsolidated joint venture NOI	$ 15,007	$ 13,367	$ 22,303	$ 50,677

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Noncontrolling Interests' Share of Consolidated Joint Venture NOI

In thousands

Total Portfolio

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Income (loss) from continuing operations attributable to noncontrolling interest	$ 6,125	$ 7,236	$ 7,346	$ 7,274	$ 7,824
Depreciation and amortization	4,520	4,353	4,350	3,721	3,731
Other (income) expense, net	923	422	264	340	121
Dividends attributable to noncontrolling interest	(4,568)	(4,816)	(4,741)	(4,766)	(4,804)
Noncontrolling interests' share of consolidated joint venture NOI	$ 7,000	$ 7,195	$ 7,219	$ 6,569	$ 6,872

Outpatient Medical

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Income (loss) from continuing operations attributable to noncontrolling interest	$ 4,890	$ 5,792	$ 5,894	$ 5,848	$ 6,322
Depreciation and amortization	4,520	4,353	4,350	3,721	3,731
Other (income) expense, net	923	422	324	340	121
Dividends attributable to noncontrolling interest	(3,333)	(3,372)	(3,349)	(3,340)	(3,340)
Noncontrolling interests' share of consolidated joint venture NOI	$ 7,000	$ 7,195	$ 7,219	$ 6,569	$ 6,834

Lab

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Income (loss) from continuing operations attributable to noncontrolling interest	$ 913	$ 898	$ 928	$ 898	$ 966
Dividends attributable to noncontrolling interest	(913)	(898)	(928)	(898)	(928)
Noncontrolling interests' share of consolidated joint venture NOI	$ —	$ —	$ —	$ —	$ 38

Corporate Non-segment

	Three Months Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Income (loss) from continuing operations attributable to noncontrolling interest	$ 322	$ 546	$ 524	$ 528	$ 536
Dividends attributable to noncontrolling interest	(322)	(546)	(524)	(528)	(536)
Noncontrolling interests' share of consolidated joint venture NOI	$ —	$ —	$ —	$ —	$ —

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Noncontrolling Interests' Share of Consolidated Joint Venture NOI

In thousands

For the year ended December 31, 2025

	Outpatient Medical	Lab	Corporate Non-segment	Total
Income (loss) from continuing operations attributable to noncontrolling interest	$ 23,856	$ 3,690	$ 2,134	$ 29,680
Depreciation and amortization	16,155	—	—	16,155
Other (income) expense, net	1,207	—	—	1,207
Dividends attributable to noncontrolling interest	(13,401)	(3,652)	(2,134)	(19,187)
Noncontrolling interests' share of consolidated joint venture NOI	$ 27,817	$ 38	$ —	$ 27,855

For the year ended December 31, 2024

	Outpatient Medical	Lab	Corporate Non-segment	Total
Income (loss) from continuing operations attributable to noncontrolling interest	$ 19,215	$ 3,789	$ 1,157	$ 24,161
Depreciation and amortization	17,939	61	—	18,000
Other (income) expense, net	1,423	(84)	—	1,339
Dividends attributable to noncontrolling interest	(11,516)	(3,622)	(1,157)	(16,295)
Noncontrolling interests' share of consolidated joint venture NOI	$ 27,061	$ 144	$ —	$ 27,205



REVPOR Life Plan[1]

In thousands, except per month data

		Three Months Ended								
REVPOR Life Plan		**December 31, 2024**		**March 31, 2025**		**June 30, 2025**		**September 30, 2025**		**December 31, 2025**
Portfolio Cash Real Estate Revenues[2]	$	145,963	$	148,927	$	148,855	$	150,458	$	155,749
REVPOR Life Plan revenues	**$**	**145,963**	**$**	**148,927**	**$**	**148,855**	**$**	**150,458**	**$**	**155,749**
Average occupied units/month		6,060		6,085		6,074		6,121		6,179
REVPOR Life Plan per month[3]	$	8,028	$	8,158	$	8,169	$	8,193	$	8,403

		Three Months Ended								
REVPOR Life Plan excluding NREF Amortization		**December 31, 2024**		**March 31, 2025**		**June 30, 2025**		**September 30, 2025**		**December 31, 2025**
REVPOR Life Plan revenues	$	145,963	$	148,927	$	148,855	$	150,458	$	155,749
NREF Amortization		(23,394)		(24,006)		(23,652)		(24,155)		(27,099)
REVPOR Life Plan revenues excluding NREF Amortization	**$**	**122,569**	**$**	**124,921**	**$**	**125,203**	**$**	**126,302**	**$**	**128,651**
Average occupied units/month		6,060		6,085		6,074		6,121		6,179
REVPOR Life Plan excluding NREF Amortization per month[3]	$	6,742	$	6,843	$	6,871	$	6,878	$	6,941

---

(1) May not foot due to rounding.

(2) See pages 12 and 13 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3) Represents the quarter REVPOR Life Plan divided by a factor of three.

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REVPOR[1]

In thousands, except per month data

	Three Months Ended				
REVPOR Other	**December 31, 2024**	**March 31, 2025**	**June 30, 2025**	**September 30, 2025**	**December 31, 2025**
Portfolio Cash Real Estate Revenues[2]	$ 21,751	$ 22,452	$ 22,527	$ 22,479	$ 21,987
REVPOR revenues	**$ 21,751**	**$ 22,452**	**$ 22,527**	**$ 22,479**	**$ 21,987**
Average occupied units/month	1,461	1,450	1,459	1,476	1,467
REVPOR per month[3]	$ 4,963	$ 5,162	$ 5,145	$ 5,078	$ 4,996

(1) May not foot due to rounding.

(2) See pages 12 and 13 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3) Represents the quarter REVPOR divided by a factor of three.

FORWARD-LOOKING STATEMENTS

This Discussion and Reconciliation of Non-GAAP Financial Measures may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which we operate and beliefs of and assumptions made by our management, involve uncertainties that could significantly affect our financial or operating results. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "predicts," "projects," "forecasts," "will," "may," "potential," "can," "could," "should," "pro forma," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about our business outlook, 2026 guidance information, future acquisitions, dispositions, developments, financing activity, leasing activity, financial and operating results, plans, objectives, expectations, and intentions. All statements that address operating performance, events, or developments that Healthpeak expects or anticipates will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: changes to regulatory, funding, staffing, trade, and other policies and actions by the U.S. political administration, macroeconomic trends that may increase borrowing, construction, labor and other operating costs; changes within the life science industry, and significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions and/or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; environmental, social and governance and sustainability commitments and requirements, as well as changing stakeholder expectations; epidemics, pandemics, or other infectious diseases, and health and safety measures intended to reduce their spread; our past participation in the Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; laws or regulations prohibiting eviction of our tenants; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased interest rates and borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the pending initial public offering of Janus Living may not be completed on the currently contemplated timeline or terms, or at all, and may not achieve the intended benefits; our significant economic exposure to shifts in the price of Janus Living common stock and our ability to control the assets and activities of Janus Living; conflicts of interest in our relationship with Janus Living; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock, and provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

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